Notice to ASX/LSE 16 December 2022 Key Dates Set out below are the key dates for Rio Tinto for the 2023 calendar year. Date Event 2022 Final dividend 22 February 2023 2022 full year results announcement 9 March 2023 Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” 10 March 2023 Record date 28 March 2023 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency 13 April 2023 Currency conversion date 20 April 2023 Payment date 2023 Interim dividend 26 July 2023 2023 half year results announcement 10 August 2023 Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend” 11 August 2023 Record date 31 August 2023 Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency 14 September 2023 Currency conversion date 21 September 2023 Payment date 2023 Annual general meetings 2 February 2023 Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2023 annual general meetings 6 April 2023 Rio Tinto plc annual general meeting 4 May 2023 Rio Tinto Limited annual general meeting EXHIBIT 99.7

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com